UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of October 2007
Commission File Number 1-13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                                        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                        No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
EX-99.1 PRESS RELEASE OF THE COMPANY DATED OCTOBER 24, 2007

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
China Yuchai International Limited (the “Company”) wishes to caution readers that this Report on Form 6-K contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the risks and factors that could cause actual results to differ materially are: the Company’s ability to control Yuchai; the Company’s ability to consolidate Yuchai’s financial results; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; the Company’s ability to successfully implement the cooperation agreement it reached with Yuchai in June 2007; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC under the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise
OTHER EVENTS
1. On October 24, 2007 in Singapore, the Company issued a press release announcing the appointment of Mr. Ho Tuck Chuen as its new Chief Financial Officer. Mr. Ho Tuck Chuen will join the Company on November 15, 2007. The Company also announced that it has retained The Global Consulting Group, a New York-based strategic communications consulting firm, to be its investor relations counsel. A copy of the press release dated October 24, 2007 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
2. Exhibits
99.1     Press Release of the Company dated October 24, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 24, 2007

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Mr. Teo Tong Kooi
Name:	Mr. Teo Tong Kooi
Title:	President and CEO

EXHIBITS INDEX
99.1     Press Release of the Company dated October 24, 2007.